UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 333-185503; 333-185503-01

AMERICAN EXPRESS RECEIVABLES FINANCING CORPORATION VIII LLC

on behalf of

AMERICAN EXPRESS ISSUANCE TRUST II

(as Depositor of the American Express Issuance Trust II)

(Exact Name of registrant as specified in charter)

c/o Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890

(302) 651-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Class A Asset Backed Notes

Class B Asset Backed Notes

Class C Asset Backed Notes

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, American Express Receivables Financing Corporation VIII LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 2019	By:	/s/ Anderson Y. Lee
Anderson Y. Lee
Vice President and Treasurer